UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ROKA BIOSCIENCE, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

775431109
(CUSIP Number)
OrbiMed Advisors LLC
OrbiMed Capital GP III LLC
Samuel D. Isaly

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 21, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 775431109

1		NAME OF REPORTING PERSON OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,873,637*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,873,637*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,873,637*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.4%†
14		TYPE OF REPORTING PERSON (See Instructions) IA
__________
*
Includes 5,938,923 shares of the Issuer’s Common Stock (the “Shares”) underlying warrants (the “Warrants”) and 5,714,286 Shares underlying Issuer’s Series A Convertible Preferred Stock (the “Preferred Stock”).

†
This percentage is calculated based on 17,884,201 outstanding Shares of the Issuer, as set forth in the Issuer’s Form 10-Q, dated August 5, 2016, filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2016, and includes 5,938,923 Shares subject to currently exercisable Warrants and 5,714,286 Shares underlying the Preferred Stock.

SCHEDULE 13D

CUSIP No. 775431109

1		NAME OF REPORTING PERSONS OrbiMed Capital GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,733,323*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,733,323*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,733,323*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%†
14		TYPE OF REPORTING PERSON (See Instructions) OO
__________
*
Includes 5,882,895 shares of the Issuer’s Common Stock (the “Shares”) underlying warrants (the “Warrants”) and 5,660,377 Shares underlying Issuer’s Series A Convertible Preferred Stock (the “Preferred Stock”).

†
This percentage is calculated based on 17,884,201 outstanding Shares of the Issuer, as set forth in the Issuer’s Form 10-Q, dated August 5, 2016, filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2016, and includes 5,882,895 Shares subject to currently exercisable Warrants and 5,660,377 Shares upon conversion of the Preferred Stock.

SCHEDULE 13D

CUSIP No. 775431109

1		NAME OF REPORTING PERSONS Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,873,637*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,873,637*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,873,637*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.4%†
14		TYPE OF REPORTING PERSON (See Instructions) IN
__________
*
Includes 5,938,923 shares of the Issuer’s Common Stock (the “Shares”) underlying warrants (the “Warrants”) and 5,714,286 Shares underlying Issuer’s Series A Convertible Preferred Stock (the “Preferred Stock”).

†
This percentage is calculated based on 17,884,201 outstanding Shares of the Issuer, as set forth in the Issuer’s Form 10-Q, dated August 5, 2016, filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2016, and includes 5,938,923 Shares subject to currently exercisable Warrants and 5,714,286 Shares underlying the Preferred Stock.

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly originally filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2014 (the “Statement”).  The Statement relates to the common stock, par value $0.001 per share, of Roka Bioscience, Inc. (the “Shares”), a corporation organized under the laws of the State of Delaware (the “Issuer”), with its principal executive offices located at 20 Independence Boulevard, Warren, New Jersey 07059.  The Shares are listed on the NASDAQ Global Market under the ticker symbol “ROKA.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On September 16, 2016, the Issuer entered a purchase agreement (the “Purchase Agreement”) with certain accredited investors named therein (the “Investors”), pursuant to which the Issuer offered and sold approximately 22,500 Shares of the Issuer’s Series A Preferred Stock, par value $0.001 per share (the “Series A Preferred Shares”) and five-year warrants, par value $0.001 per share, to purchase Shares (the “Warrants”) for an aggregate price of approximately $22,500,000 (the “Private Placement”).  Pursuant to the Purchase Agreement, the Warrants are exercisable for an aggregate of approximately 32,143,000 Shares, at an exercise price per share equal to $0.70.  The closing of the Private Placement occurred on September 21, 2016.

Item 2. Identity and Background

(a)           This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP III LLC (“GP III”), a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c) Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP III, which is the sole general partner of OrbiMed Private Investments III, LP (“OPI III”), which holds Shares of the Issuer, as more particularly described in Item 6 below.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP III has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Isaly, a natural person, owns a controlling interest in Advisors.

The directors and executive officers of Advisors and GP III are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) – (e) During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Isaly is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding immediately after the last paragraph thereof the following:

On or prior to the close of September 21, 2016, GP III, pursuant to its authority under the limited partnership agreement of OPI III, as more particularly referred to in Item 6 below, caused OPI III to purchase 3,962.26 Series A Preferred Shares and Warrants to purchase 5,660,377 Shares of the Issuer with an exercise price of $0.70 per warrant.  The purchases were funded using OPI III’s working capital.

 On or prior to the close of September 21, 2016, Advisors, pursuant to its authority under the limited partnership agreements of OrbiMed Associates III, LP (“Associates III”), as more particularly referred to in Item 6 below, caused Associates III to purchase 37.74 Series A Preferred Shares and Warrants to purchase 53,909 Shares of the Issuer with an exercise price of $0.70 per warrant.  The purchases were funded using Associates III’s working capital.

Item 4. Purpose of Transaction

This Amendment No. 1 relates to the acquisition of the Shares by the Reporting Persons more fully described in Item 3 above.  The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Amendment No. 1, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)-(b)     As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares.  Based upon information contained in the Issuer’s Form 10-Q, dated August 5, 2016, filed with the SEC on August 5, 2016, such Shares deemed to be indirectly beneficially owned by GP III constitutes approximately 49.9% of the issued and outstanding Shares, and such Shares deemed to be indirectly beneficially owned by Advisors and Isaly constitutes approximately 50.4% of the issued and outstanding Shares.  Advisors, pursuant to its authority as the sole managing member of GP III, which is the sole general partner of OPI III, and as the sole general partner of Associates III, may be deemed to indirectly beneficially own the Shares held by OPI III and Associates IIII.  GP III, pursuant to its authority as the general partner of OPI III, may be deemed to indirectly beneficially own the Shares held by OPI III.  Isaly, pursuant to his authority as the managing member of Advisors and owner of a controlling interest in Advisors, pursuant to its limited liability company agreement, may be deemed to also indirectly beneficially own the Shares attributable to Advisors.  As a result, Isaly, Advisors and GP III share the power to direct the vote and the disposition of the Shares held by OPI III described in Item 6 below, and Isaly and Advisors share the power to direct the vote and the disposition of the Shares held by Associates III.

In addition, Advisors and GP III, pursuant to their authority under the limited partnership agreements of OPI III and/or Associates III, prior to the date of this filing, caused OPI III and Associates III, as applicable, to enter into the agreements referred to in Item 6 below.

(c)           Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5, GP III is the sole general partner of OPI III, pursuant to the terms of the limited partnership agreement of OPI III.  Advisors is the sole managing member of GP III, pursuant to the terms of the limited liability company agreement of GP III.  Advisors is also the sole general partner of Associates III, pursuant to the terms of the limited partnership agreement of Associates III.  Pursuant to these agreements and relationships, Advisors and GP III have shared discretionary investment management authority with respect to the assets of OPI III.  Such authority includes the power of GP III to vote and otherwise dispose of securities purchased by OPI III.  Advisors also has discretionary investment management authority with respect to the assets of Associates III and, as a result, has the power to direct the vote and disposition of the securities of the Issuer held by Associates III.  Isaly, pursuant to his authority as the managing member of, and owner of a controlling interest in, Advisors, also has shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI III and Associates III.

Jonathan Silverstein, a member of Advisors, has been a member of the Board of Directors of the Issuer since September 2009, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  From time to time, Silverstein may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors.  Silverstein is obligated to transfer any Shares issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such Shares or economic benefits are provided to OPI III and Associates III on a pro-rata basis.

Registration Rights Agreement

In connection with the Private Placement, OPI III and Associates III and the other Investors entered into a registration rights agreement (the “Registration Rights Agreement”).  Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the SEC within 30 days after the closing of the Private Placement for purposes of registering the resale of the Shares, shares of common stock issuable upon the exercise of the Warrants, and shares issuable upon conversion of the shares of preferred stock.  The Issuer agreed to use its reasonable best efforts to cause this registration statement to be declared effective by the SEC within 30 calendar days after the closing of the Private Placement. The Issuer also agreed, among other things, to indemnify the holders of Issuer’s securities under the registration statements from certain liabilities and to pay certain fees and expenses (including reasonable attorneys’ fees) incident to the Issuer’s obligations under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which was filed as Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-36538), filed with the SEC on September 22, 2016 and is incorporated herein by reference.

Voting Agreement

In connection with the Private Placement, OPI III and Associates III and the other Investors entered into a voting agreement with the Issuer (the “Voting Agreement”).  Pursuant to the Voting Agreement, OPI III and Associates III and the other Investors each agreed to vote all of their Shares in favor of any resolution presented to the Issuer’s stockholders to approve the issuance of, in the aggregate, more than 19.999% of the number of Shares outstanding on the closing date of the Purchase Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which was filed as Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-36538), filed with the SEC on September 22, 2016 and is incorporated herein by reference.

            Other than as described in this Amendment No. 1 or the original Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly.
2.
Registration Rights Agreement by and among the Issuer and certain purchasers signatory thereto, dated as of September 21, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-36538), filed with the SEC on September 22, 2016).

3.
Voting Agreement by and among the Issuer and certain shareholders listed therein, dated as of September 21, 2016 (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-36538), filed with the SEC on September 22, 2016).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2016

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Capital GP III LLC

By:	OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

Samuel D. Isaly

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP III LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly.
2.
Registration Rights Agreement by and among the Issuer and certain purchasers signatory thereto, dated as of September 21, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (SEC File No. 001-36538), filed with the SEC on September 22, 2016).

3.
Voting Agreement by and among the Issuer and certain shareholders listed therein, dated as of September 21, 2016 (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC File No. 001-36538), filed with the SEC on September 22, 2016).